Exhibit 99.5

INFOSYS TECHNOLOGIES
Q4 RESULTS CONFERENCE CALL
APRIL 13, 2004 6:00 pm IST

Sandra: Good morning ladies and gentlemen. Welcome to the Infosys Technologies investor conference call for the quarter and year ended March 31, 2004, conference call. At this time, all participants are in the listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. Participants who have any objections should disconnect at this time. I would now like to turn the call over to Mr. Sandeep Shroff, General Manager of Investor Relations. Mr. Shroff, you may begin.

Sandeep Shroff: Thank you Sandra. Good morning and hello ladies and gentlemen. Thank you for joining us to discuss the results of the quarter and fiscal year ended March 31, 2004. I hope you have all had a chance to look at the press release and our fact sheet, which we have posted on our website; www.infosys.com. I have with me today from a conference room in Bangalore, Mr. Nandan Nilakeni, President and CEO of Infosys and members of the senior management team. We will begin with some comments from the management on the results of the quarter and then open up the call for questions. Before I hand over the call, I have one duty to perform in reminding you that anything we may say that refers to our outlook for the future is a forward looking statement subject to the risks such as those listed by us in our filing with the SEC. These filings can be accessed at the SEC’s website; www.sec.gov. With that, I now turn the call over to Bangalore, Mr. Nandan Nilakeni, President and CEO of Infosys.

Nandan Nilakeni: Thank you Sandeep and I would like to welcome everybody to this call. We are glad to announce the results for the quarter and the year ended March 31, 2004. We have given our guidance for the coming year and we expect to grow 30-31% in top line growth and 27% in earnings growth. We have also announced a stock dividend to ADS holders in the ratio of 2:1. Consequent to this, we expect that the ratio for converting ADS into equity shares will be fixed at 1 ADS for 1 equity share. We have also announced a one-time special dividend of Rs. 50 per ADS, which is equivalent to $1.15 based on the current prevailing conversion rate and a final dividend of Rs. 750 per ADS, which is equivalent to 17 cents per ADS at the current prevailing rate of exchange. And these dividends are payable on the ADSs outstanding prior to the dividend. We had fourth quarter revenues up to $302 million, up 40% from the corresponding quarter last fiscal and the earnings per ADS have increased to 58 cents from 40 cents in the corresponding quarter last fiscal. During this quarter, Infosys added 38 new clients and had a gross addition of 2849 employees for the quarter for Infosys and its subsidiaries, and across the board today, Infosys globally, we have 25,634 employees. And our outlook is there for the quarter ended June 30, we expect revenues between $314 to 316 million and we expect earnings to be about 58 cents per ADS, and for the year ended March 31, 2005, we expect the revenues between $1381 to 1392 million and earnings of $2.61, which as I said is equal to a 27% growth in earnings. With this, I request my colleague, Kris Gopalakrishnan, Chief Operating Officer, to run you through some more numbers before he hands over to Mohandas Pai, our CFO.

Kris Gopalakrishnan: Thank you Nandan. As Nandan said, we have added 38 new clients. Our $50-million clients have gone up to 3 from 2 from the last quarter. We have today 51 $5-million clients, and 131 million-dollar clients. The total number of active clients is gone up to 393, partly due to the addition of Infosys Australia. We have assumed pricing to be flat in our estimates for financial year 2005 because we have seen pricing has stabilized in the last three quarters. We have not seen significant change in the revenue productivity. Any re-negotiations which are happening are not material and our investment in (not audible) Consulting, we hope that over a period of time will give us some pricing power. The volume growth has been very good; we have grown in this financial year 49.5% in terms of volume. Our onsite effort has (word not audible) a little bit but it is at 33.4%, which means that our strategy of shifting work offshore is continuing to work. Package implementation is 14.5% of revenues; last year it was 11% of revenues. All together revenue from services which have been introduced in the last five years is about 35%, which means that the strategy of adding new services, cross selling, etc., is working. Our attrition over the last 12 months is 10.1%. It is significantly lower than the industry average. Infosys had the highest number of lateral employees or experienced employees join during the year. We added 1971, almost 2000 employees, and currently our strength across the group of companies is 25,000. One of the reasons for our scaling up is of course the number of people who applied, and this has crossed a million applications in the last 12 months. Our projection for gross additions this year is about 10,000 across the group with the software services looking at about 8000 people. We have factored in a compensation increase of 17% but the impact of this is limited because basically we are converting part of the variable compensation, which we gave this year into fixed. In that sense, this is already being factored in this year and continues in the next year. So, our strategy of moving to a much more variable compensation is also helping us in this regard. Now, let me hand it over to Mohan.

Mohandas Pai: Folks, this is to talk about our fourth quarter. We had a sequential growth rate of 9.7% for the fourth quarter at $302.67 million from $275.89. On a year-on-year basis, revenues grew by 40%. Gross margin was 42.9% as against 43.5%, almost flat. Year-on-year it grew again by 40%. Our operating income was at 28.3, we saw an uptake in the operating income because SG&A came down, and operating income went up by 43.8, non-operating income came because we had a translation loss. Exchange difference was negative at $3.10 million as against $3.57 million in the previous quarter. So overall, non-operating income came down by 35% from 3.2% of revenues to 1.2%. Income before taxes was 29.5% for the quarter as against 30.6% the previous quarter. And net income was 25.4 at $76.76 million, 58 cents on a consolidated basis. So, we grew earnings in terms of EPS by 43.9 or 44% for the fourth quarter year-on-year. For the full year, we grew revenues by 41% to 1062 million. Our gross margin grew by 37% to 460 million at 43.3% as compared to 44.6% the previous year. SG&A was at 15%. We had said earlier that SG&A could come down by 100 basis points, but as the revenues grew in the year, we increased the investment on SG&A, so SG&A stayed put almost at the same place. Our operating income was at 27.6% from 29% it went up by 34%. Non-

operating income for the year was 2.6%. Our profit before income tax is 30.2% with net income at 25.6, so we ended with $2 and 6 cents, 38.5% increase in EPS with profits at $270 million. We have had a great year and we have tried to see the year ahead and we have given a guidance now saying that the top line, the top line for Infosys, the top line would grow by an amount of about 30-31% and the earnings would grow by about 27%. The top line and the earnings are not growing together for two different reasons. The first reason is that the rupee has appreciated in the last quarter of this year by 4% and if you factor in the rupee appreciation as an average decline in the value of average appreciation in the value of the rupee by about 5.3% in fiscal 2005 or the average for fiscal 2004. More than that in this year we are spending about $11.24 million on three broad initiatives. Our China initiative would cost us $2.6 million in terms of hit to earnings. Infosys Consulting would take about $3.6 million and we are throwing in an additional $5 million into our banking product to make it more global. So, overall we are spending $11.24 million as part of our expenses, which has an earnings impact of about 9 cents. If you add that to revenues, you will find that the top line and the bottom line would grow at the same pace of 30-31%. So this year, the margins where despite the rupee appreciation constant compared to the previous year but this decision strategically to spend an additional $11 million which is an EPS of 9 cents for various initiatives to make sure that our growth continues for the future. We have had good cash flows and we have seen that cash flows, a substantial part of the cash has been invested into the business. In the current year, fiscal 2005, we would be investing about $140-175 million, we would be adding between 10,000 to 12,000 seats, we would be completing our global training center at Mysore, 100 miles from Bangalore, at a cost of $60 million which could train 4500 employees in a single sitting along with a 2000 room, 4000 bed hostel. So, we are investing substantially to create the room for growth and we think that the investment we make back into our business would make sure that we have good growth prospects over the year. Like always, there were three factors, which impact our margin. The first factor is pricing , and for the current year fiscal 2005, we expect pricing to be stable. Pricing has been stable for the last three quarters. Price renegotiations have not been material. We do not see much of that going forward. The second has been the wage inflation. In the current year, the fiscal 2005, we have seen an increase in salaries paid in India by 17%. Indian salaries made up 13% of revenues for the last fiscal out of which 2.1% is approximately (not audible), which was paid out as a one-time bonus to celebrate the billion-dollar occasion. And if you strip out this one-time element which was provided over the last four quarters, our wage cost in India as a part of revenues will be 10.9%, a 17% increase on that would give you 2%. So, what has happened is the variable cost of the previous year has become a part of the fixed cost for wages this year, so the impact of the wages is not being felt in fiscal 2005. We have seen wage increases in the middle level. At the entry level, the wages have been flat. At the middle level, the wages have gone up by 15-20% because this is the most valuable section of the entire value chain where we need more project managers and there is a shortage because of the rapid growth made by the industry. The third point, which has been impacting us has been the rupee. The rupee has appreciated by 8.7% over the last year, in the last one year, 5.3% on an average basis. And rupee appreciation of 5.3% in fiscal 2004 has had an impact of 2.65% on our entire operations. So, we think that the rupee would appreciate in the future and we shall look at strategies to hedge going forward. However, for our projection purpose, the guidance purposes, we have taken the rupee cost to be 43.4. In essence, we have been asked this question as to what is the meaning of a difference between Indian GAAP growth rate and US GAAP growth rate? Because for Indian GAAP purposes, we said growth will be 24% top line and 20% bottom line. For US GAAP, it will be 30% top line and 27% bottom line. The difference arises because we make our budgets in dollars and then translate them into rupees for guidance purposes. So, when you budget in dollars, this year we get lesser rupee. So, the growth rate in rupees would be lesser, but the volume growth that we envisage for fiscal 2005 is around 30%. So, volumes and revenues will grow side by side going in parallel upwards at 30% this year, and that is the impact of the rupee appreciation over the last year. We think the rupee might appreciate, we have to be cautious about this, but we shall take steps to hedge. We right now have hedged positions in forward sales of $203 million at 44.6 rupees to a dollar whereas the rupee is currently quoting at 43.6 rupees as on date today. With that, I hand you over to Nandan for a further statement and then questions.

Nandan Nilakeni: Thanks Mohan. Once again, welcome all of you to this special conference call, and I request Sandeep now to throw the floor open for questions.

Sandeep Shroff: Sandra can you go ahead.

Sandra: Yeah, thank you. We will now begin the question and answer session. If you have a question, you will need to press *1 on your touch-tone phone. You will hear an acknowledgment you have been placed in queue. If your question has been answered and you wish to be removed from the queue, please press the $ sign. Your questions will be queued in the order that they are received. If you are using a speaker phone, please pick up the handset before pressing the numbers. Once again, if there are any questions, please press *1 on your touch-tone phone. One moment please. The first question is from Mayank Tandon from Montgomery (name not audible). Please go ahead.

Mayank Tandon: Thank you, good morning here from the US. I wanted to ask you about the SG&A, and the SG&A came down in absolute dollars. Could you give us a little more insight into what were some of the factors behind it?

Mohandas Pai: Are you talking about SG&A in the fourth quarter or....?

Mayank Tandon: Yes, in the fourth quarter, sorry, especially selling and marketing related expenses came down. Just wanted to get a sense of where you were able to cut back and manage your expenses?

Mohandas Pai: Sales and marketing expenses where at 20.57% as against 20.83%, and G&A expenses were 23.47 as against 20.57 the previous quarter. So, sales and marketing has come down from 7.5% to 6.8% and the primary cut back has been in the bonuses because we have, our bonus payment is linked to growth in revenues and growth in margins based upon the target and obviously this quarter the growth has been about 7% organically in revenues. We have grown by 9.7%, and if you exclude the growth because of acquisition of Australia, it has been 7%. So, obviously the bonus payable for the sales have been less. In the first two months of this quarter, that is the fourth quarter of the year, the growth was not so great. The last month saw some good growth. So overall sales and marketing has come down because of reduced bonus payments.

Mayank Tandon: Okay. And could you also provide us with an update on the competitive landscape in terms of not just from the Indian players, but also what the US firms have been doing in India and how are they competing with Infosys in the market place right now?

Nandan Nilekani: I think..., Nandan here, I think one thing that has clearly emerged this year is the universal acceptance by competitors, customers, and generally analysts that our model is really the model of the future and anybody who really wants to be a sustainable player in this game has to adopt to our model pretty rapidly. I think that message has got through very clearly, and therefore we are saying some activity by global companies either to expand on their own like, IBM and Accenture have done, or through acquisitions like IBM did with Daksh the other day. But we personally feel that, you know, there is essentially, the end game is very clear, the end game is a company, which combines the excellence in execution and business model of Infosys with world class consulting skills, and towards that direction, you know, we made a decision last week and announced Infosys Consulting, whose CEO, Steve Pratt is very much here, and we believe that he has really put together a blue-chip team of four people, two from Deloitte, one from Cap Gemini Ernst & Young, and one from EDS, and we expect this nucleus now to create a very high performance team, which will integrate totally with Infosys and create that value proposition of high class consulting with high quality global delivery. We think that for the incumbents, the challenge is much more complex. They essentially have to completely redesign their insides. They have to displace a lot of people. They have to cut cost dramatically. They have to change their entire organization structure, hierarchy, the span of control, and all that, and our understanding is that the kind of change that they have to go through is causing enormous turmoil and anguish in these organizations. So while we do see some activity from global multinationals, we think that fundamentally our model by growth is really the way to go, and we believe that this model is going to be successful going forward.

Mayank Tandon: ...to that point, when you bid for new projects, are you competing primarily with the offshore vendors right now or do you also see the multinationals in there competing for these global delivery projects.

Nandan Nilekani: Well, we do see them in some situations, especially where they have incumbent client relationships and stuff like that, but I think, you know, the important thing is that our model is organically developed. For example, if you have a manager, who is managing resources in four countries, all of them report to him whereas their model is really what they have in India is a back office kind of thing with a different management structure. So then you have all the issues of whether India is a cost center, India is a profit center, you know, how does the pricing happen, how do you do transfer pricing, there are whole host of issues, and the seamlessness that we can give is something that is difficult to replicate.

Mayank Tandon: And has the buyer made up the mind to go offshore and then they call you in or do they also call you in more global type projects?

Nandan Nilekani: Oh, now they are calling us in for more global-type projects and we expect that trend to increase with our consulting foray.

Mayank Tandon: Okay. And my final question has to do with the wages again. If, Mohan, you could kind of breakdown the wage increases again, I think, I missed a few numbers.

Mohandas Pai: Let me give the numbers again. For fiscal 2004, salaries paid in India were 13% of revenues. The 13% of revenues included 2.1%, $23 million for a one-time bonus that we paid to our employees today because we are celebrating a billion-dollar day today, it is right now going on in the neighborhood and we are here talking to all of you. And if you strip that out, the India salaries to total revenues is 10.9% of revenues. We have seen a 17% increase overall in the fixed compensation for fiscal 2005 on 10.9% of revenues. So 17% of 10.9% is 2%. So India’s salary this year would be 13% of revenues, the same like last year.

Mayank Tandon: Okay. And if I am correct, you are able to offset that by managing your SG&A expenses net-net assuming no impact from the rupee-dollar exchange rate, would that be fair to say?

Mohandas Pai: No, the point I am making is there is no impact on the cost of revenues in fiscal 2005 because of the salary increase.

Mayank Tandon: I understand, okay. I get it, thank you.

Mohandas Pai: But the impact, the impact is got to do with the rupee being at a higher rate than the previous year. The rupee is 5.3% higher for fiscal 2005 at the beginning of the year compared to the previous year.

Mayank Tandon: Okay. I am clear. Thank you.

Mohandas Pai: Yeah. That will have the impact on the cost of revenues and that is being offset by a lower increase in SG&A.

Mayank Tandon: Okay. Thank you very much.

Mohandas Pai: Thank you.

Sandra: The next question is from (name not audible)Khatri from SG Cohen, please take your question.

Mr. Khatri: Hi. Nice quarter. Couple of questions. Can you talk a bit about your North American revenues during the quarter, they seem to have been sequentially flat, I think, they may have been a bit down sequentially in local currency and in that respect looking also at your new client additions, I think, you have about 36, is there any way to break them down by geography, you know, what I care about is just breaking them down by North America versus Europe? Thanks.

Basab Pradhan: This is Basab Pradhan. The North American revenue is, you know, more or less flat quarter to quarter, you know, by and large looking at quarterly trends on part of the company revenue, you know, it does not give us any conclusive evidence of any trend, and there is no trend in the North American business that would indicate this. There, however, were a couple of large accounts where the ramp ups in Q4 were not as expected and the rest of the business could not compensate for that. That is the one-time thing and we do not expect that to continue in the future.

Mr. Khatri: Ramp up was not as quick as expected, is that what you are saying?

Basab Pradhan: Yes, there were some accounts that ramped down and other accounts which would have compensated in that, sorry, some project had ramped down and other projects in that account did not ramp up to compensate for that.

Mr. Khatri: So, you are saying, it is just timing basically.

Basab Pradhan: Yeah. It is just a one-time thing. It is not even a trend in that particular account, leave alone the rest of the North American operations.

Mr. Khatri: Okay. Okay. Can you go through the second part. Thanks.

Kris Gopalakrishnan: (name not audible) just to add to that, this is Kris. In some customers what happens is they close out their budget at the end of the year, calendar year, and then re-open that at the beginning, and they also had some changes in the people. So, it took some time to get, you know, the new work orders released, etc., so partly that is also the reason for this.

Munshi Khatri: Okay. Kris, is there a way also to breakdown the new client addition by geography?

Kris Gopalakrishnan: No, we do not have that, you know, that question came up before also, so we will prepare that and put that out actually, right now I do not have that number.

Munshi Khatri: Okay. Finally, it seems that, looking at the June quarter, you are looking for flat EPS numbers, can you provide us some more details for the assumptions that get you to that flat EPS number?

Mohandas Pai: The flat EPS number is got to do with the rupee because we started the quarter with a rupee at 43.4 at the beginning of the quarter whereas for the fourth quarter, the average rupee price was much higher. So, there is an impact there already because of the fact that we have a rupee at a much much lower rate in the fourth quarter. There is an impact. And to counteract that impact, we need to grow revenues because you cannot suddenly cut SG&A cost and that is why despite the revenues going up somewhat sequentially, we are projecting, we are giving guidance for a flat EPS.

Munshi Khatri: Thanks.

Moderator: The next question is from               (name not audible) from (name not audible) Brothers, please go ahead.

Male participant: Okay, great. I was hoping if you could actually talk about the tax rates a little bit. It looks like it was lower in the quarter, may be down to 13.9% from where I was expecting about 17% and what you would expect for fiscal 05 and then also the tax rate, I think, as per the tax holiday slowly would be eliminated through 2009 and we expect that to flow out whether it is going to be a ramp on an annual basis or a cliff or it just happens in one year?

Mohandas Pai: The tax rate was slightly less than we budgeted for the simple reason that there was a pricing impact overseas, the cost structure overseas increased and therefore the tax payable overseas came down, that is point number 1, and point number 2 was that in non-operating income, which is taxable in India, we had more of tax-free income and this made sure that the tax rate came down. These are two issues which reduced the tax rate as originally budgeted. So the tax rate came down from 17.7% in fiscal 2003 to 15.8%, it is marginal. But, in the current fiscal, fiscal 2005, we project the tax rate at about 4.2%, 4.2% would be 14.7% on pre-tax income and the decline is essentially because of the fact that we do not take into account, you know, guidance any income from exchange differences. We had 0.7% of revenue from exchange differences on which we paid tax. In the guidance that there is no exchange difference included. So non-operating income has come down from 2.6% to about 1.6% in our guidance, and this 1.6% is basically interest income. A great majority of the interest income, much greater percentage than earlier would come from non tax paying interest sources and therefore the tax rate is expected to come down to 14.7% pre-tax income from 15.8%.

Male participant: Okay. So, for fiscal 05, you are looking for 14.7% taxes overall?

Mohandas Pai: Yes.

Male participant: Okay, and then what about fiscal 06, I know it is little bit out there, but just, you know, looking at the tax holiday eventually going away, will it then start to ramp up substantially in 06 or do think it would be more of a cliff and not kicking in until the end of the tax holiday.

Mohandas Pai: It would ramp up more in 07 and 08, because that is when a few more of the software technology parks would go off the tax holiday, but in 06 there would be not much of impact, we have to wait and see, but we do not think that there will be a very impact. In 07, 08, and 09, there would be some impact.

Male participant: Okay, great. You know, there is obviously a lot of press about people, you know, the hiring that is going on offshore, you also I believe, are doing substantial amount of hiring here in the US, can you comment as to the number on that, I am just curious if you actually put out a press release showing that actually not only you are hiring obviously in India, but you are also hiring here in the US?

Basab Pradhan: I think there are two things. One is Infosys itself will be hiring in the US for various roles, but the specific thing you are referring to is the announcement by Infosys Consulting, our new wholly owned subsidiary, which is going to provide world class consulting in the US and they intent to hire 500 people over the next three years, but I will request Steve Pratt, the CEO to give you more about that.

Steve Pratt: Right. So, we do have a aggressive hiring plans in the US. So initially probably in four areas, it will be in Northern California, in Southern California, in Texas, and in Boston, will be our initial hiring locations.

Male participant: Okay, great. But my comment actually had to do with also hiring people to just work with a different account, because I assume that as your business just goes up, you gonna have to also increase some of your US head count or is that actually not the case?

Kris Gopalakrishnan: Yeah. You know, as we grow we would increase our head count outside India. Today, we have 655 non-Indian employees. Now, some of these non-Indian employees will be in our development centers outside India. Now we are starting hiring in China. In fact, some of the employees who have been hired in the US were actually for the Chinese operation. You know, they joined us in the US to be posted to China, so you know, the US could actually be a hiring location for other locations also.

Male participant: Okay, but no number on that?

Kris Gopalakrishnan: No. The total number we have given is gross additions of about 10,000 people across all the group companies of which around 8000 is Infosys Technologies.

Male participant: Okay, great. And my last question has to do, on page 7, where you talk about gain on forward foreign exchange contracts. Could you just review how that actually plays out in comparison of Indian GAAP versus US GAAP?

Mohandas Pai: Under US GAAP, we need to mark to market, so the gains under US GAAP would be larger in case the gains are available. Under Indian GAAP you have to amortize them over the entire period during which you have taken the forward cover. So, in quarter 4, we had a forward contract gain of $5.6 million. We had a translation loss of $8.7 million. So we had a net loss of $3.11 million. We had a translation loss of $8.7 million because the rupee appreciated 4% in the last 15 days of the year, basically in the last 4 days of the year it went through an appreciation phase, and since we have foreign assets outside India, when you translate them back into dollars, I mean, back into rupees, you get lesser rupees and therefore you take a hit to earnings. So the (not audible)that you see there as exchange differences consists of two items, one is the forward contract gain and translation loss, and the translation loss has been severe this quarter because of 4% appreciation in the rupee. We do have a regulatory constraint in India about this. One could theoretically ask the question as to why do not we hedge our entire US dollar exposure forward for a year. There are some regulatory constraints. We are working with the regulator to minimize this. We today have a $203 million forward cover at the rate of 44.60, which is much more than the current rate of 43.6.

Male participant: Okay great. In which line is this fallen, this has fallen through the cost of services or somewhere else?

Mohandas Pai: No. This item is reflected in non-operating income called exchange differences because essentially exchange differences arises because of the difference between the booking date and the receipt date. It does have an impact on the operating income too. It does have an impact on the cost of revenues, and if you work that out overall there is an impact. But theoretically what one could say is that out of every 100 dollars of revenue that you receive, 20 dollars are received in the currency which is apart from the US dollar. We have seen that the Euro and the dollar do not move and sync, one goes up while the other comes down, to the extent we have a natural hedge to the extent of 40% of revenues, on the balance 60%, 30% is spent in the same currency so the natural hedge, and the balance 30% we need to repatriate to India on which we need to take forward cover and thus where on translation our revenues get impacted.

Male participant: Okay great, thank you.

Sandra: The next question is from Sameer           name not audible)   WR (name not audible), please take your question.

Sameer: Yes, hi guys, congratulations. I am not sure if I have missed this, but I was wondering if your forward guidance includes any contribution from the new Infosys Consulting subsidiary, and if you could provide any color on that?

Kris Gopalakrishnan: Right now, we have not given any guidance for Infosys Consulting, but our revenues do include, you know, a small percentage of revenue from Infosys Consulting. The focus is to make sure that the model is right, make sure that the integration with rest of Infosys is done properly and that is the reason why we have not really given any guidance for Infosys Consulting.

Sameer: Okay great. And then also in terms of the f (not audible) or the fourth quarter, could you talk little bit more in terms of the utilization and the offshore mix? The offshore mix seemed like it was a little bit lower than the usual range, so I would be curious of any thoughts you might have on that?

Mohandas Pai: The onsite-offshore mix for the fourth quarter was slightly skewed in favor of onsite because it is on a consolidated basis and includes the affect of Australia. Since we had some revenues in Australia, which essentially came out of a customer contract, the last contract, we saw the onsite ratio go up to 33.8 from 32.2. Apart from that, there has been no material difference between the previous quarter and the current quarter, fourth quarter, if you strip out this Australian fact it will almost be flat.

Sameer: And any comments in terms of the utilization, it seems like that was lower than the usual range also?

Mohandas Pai: Yes utilization including trainees 70.4% as against 73.1%. The reason is that we had a large quantum of hiring in the third quarter. The folks we hired in the third quarter completed the training and went into the delivery part of the business in the fourth quarter, but they are not fully billable because billing 2500 folks who come into delivery in the same quarter takes some time, so to that extent utilization came down, but we have always said that utilization excluding trainees could be in the high 70s and the (not audible) and we are within the normal range that we have.

Sameer: Okay great, that makes sense. Thank you.

Mohandas Pai: Thank you.

Sandra: Next question is from (name not audible )Dillon from            (name not audible ) Research. Please go ahead Sir.

Male Participant: Hi guys, just wanted to confirm something, you were saying before when talking about US revenues that this quarterly trend was, you know, not something that could be relied on, however, when you go back and look at the numbers, only one quarter in the last six years has the USA have been down and that was in the immediate aftermath of September 11th, so can you just talk a little bit more about what you are expecting, and if in fact this is not a backslash that you are seeing in the US?

Nandan Nilekani: No I think, I think this is not secular trend or something like that. We had a specific instance of a customer who ramped down in the month of January and February and therefore, and it was a fairly big customer of ours, so we did take a slight decline in revenue there, and that is really the principal reason for that. I do not think it really portraits anything for the future.

Male Participant: But if you look at your customer billings, your saying the number of 50 million dollar clients actually rise in the quarter, and the number of 40 million dollar clients flat, so it is a bit difficult to say where this client is?

Mohandas Pai: Well I do not want to name the client except to say it was a 40 million dollar client became a 50 million dollar client, the run rate was very good and I think, you know, we have not seen any material change there between the last quarter and the fourth quarter.

Male Participant: Okay, but that single client saw your quarterly run rate revenues fall and it was the one client responsible, you say?

Mohandas Pai i: Yeah, can you repeat the question please?

Male Participant: No, no, I was just trying to confirm that it was just single client that caused the fall, and if we had to exclude that client from sales last quarter we would have seen organic sequential growth.

Mohandas Pai: Yes, yes, that is right.

Male Participant: Okay, and if I could just get two numbers please, one is, can I confirm that you said capex for FY05 was going to be $145 million?

Mohandas Pai: 140 to 175 million dollars.

Male Participant: Yeah, and then the last one was the bill rates, if you could just give the quarterly bill rates please.

Mohandas Pai: Yeah the bill rate is expected to be flat.

Male Participant: ...I mean.

Mohandas Pai: We do not see any decline, it is expected to be flat because we think that pricing decline has stopped, we are also seeing an increase in our revenue from higher value work, if you look at the fourth quarter as compared to the third quarter you will find that package implementation has gone up to 16.5% of revenues as against 14.8% in the third quarter, a sequential growth rate of 22%, that is the highest growth rate among all streams of revenue. So to that extent we think going forward in the year, we will see good growth in package implementation where the rates and margins are much greater. So we think pricing is going to be flat for fiscal 2005.

Male Participant: Yeah, no, no, I am sorry, I was just looking for the fourth quarter of last year the quarterly, the onsite and offshore bill rates, I know that offshore I believe was 4502, so I was just wondering what the onsite number was placed?

Mohandas Pai: The onsite is 10,804 as against 10,856, a 0.5%, this is very marginal, is not something to worry about.

Male Participant: Okay, that’s perfect. Thank you very much.

Mohandas Pai: Thank you.

Sandra: The next question is from Cynthia Houlton from RBC Capital Market.

Cynthia Houlton: Just a follow up on some of the geopolitical            (not audible) out there, I mean, have you seen any impact on some of the larger deals or some of the more US centric multinationals and what is the kind of pushback if there is on some of the noise out there in terms of off shoring positions?

(unidentified): Can you just, this is about large deals, can you repeat your question, we did not quite get it.

Cynthia Houlton: I just want to understand if there was, have you seen any slow down in customer decision making based on some of the geopolitical noise in the US on sending jobs overseas, and has that impacted the rate of customer decision making, has it changed any of that?

(unidentified): Okay, let me just address it as not as large deal but in terms of growth of existing accounts and intentions of companies to either grow or enter the whole offshore services game, and I would say that while people are, they would like to exercise at most caution about how to manage the change with their own employees as well as with, you know, outside public, but there is no weakening of results at least we have not seen that amongst our clients today to actually increase the work that they are doing with on offshore services with us and as well as for, you know, companies who actually want to start doing it

Cynthia Houlton: Okay, so you have not seen any change in new customer decision?

(unidentified): So far we have not.

Cynthia Houlton: Okay and then on the kind of the more outsourcing initiatives, can you discuss a little bit what you are finding more on that front, I know that something has been discussed in terms of expanding into that area but, you know, what kind of update or status on that?

(unidentified )i: Can you repeat the question again please?

Cynthia Houlton: Sorry, on kind of more into the BPO arena, is that something you know, any update on what your strategies in there?

Basab Pradhan: In the BPO arena we are seeing continued interest from customers, despite the backslash and noise in American press, we have not seen significant slow down in customer interest or ramp up activity.

Cynthia Houlton: Right, thank you.

Sandra: The next question is from Ashish Satani from Green Murray. Please go ahead.

Ashish: Yes, good evening, could you provide some details about the more significant initiatives that should support margins over the next year despite wage and currency pressures?

Nandan Nilekani: First of all I think one of the principal reasons why we do not expect margin decrease from the regular business is because we are getting economies of scale in SG&A which is being offset against some of these expenses so that is the primary thing. Having said that, I think we have a number of initiatives to differentiate ourselves today, for example one of our fastest growing groups is the enterprise solutions, we are aggressively going there and getting projects in Oracle, SAP, PeopleSoft and other implementations, and that continues to be a strong growth area. We believe that that is the area, which has lot of room for growth because that is also the soft underbelly of our competitors, and we expect to see a lot of business there. We are also focusing a lot of solutions both horizontal solutions, for example with our Microsoft Alliance we have an axillary XP rollout solution that is quite successful, gives us better margin, with our verticals we have many solutions in our retail and other IBUs, so I think combination of solutions, alliances, and getting into ES, enterprise solutions, implementation, is the way that we expect to be able to deliver that margin.

Ashish: Okay that is helpful, also could you refresh, I mean, when did the Australian acquisition close?

Mohandas Pai: 1st of January 2004, so you seen the Australian acquisition the first quarter impacting revenues.

Ashish: Okay, so (not audible) this acquisition what would your net client additions, what would that number have been, the 38 that you announced?

Mohandas Pai: Just one minute. Out of 38, 14 are due to the Australian acquisition.

Ashish: Okay.

Mohandas Pai: So 24 is due to organic growth.

Ashish: Great, thank you very much.

Sandra: The next question is from            (name not audible) Choudhary from (name not audible) Research. Please go ahead.

Mr. Choudhary: Congratulations on a good quarter here. I was just wondering regarding the package applications, what kind of implementations are you seeing like, are they new projects or still maintenance projects, or just new modules being implemented, any color on that will be good.

Nandan Nilekani: Yeah I think it is all of above. I think fundamentally what is happening to large global clients is that they have spent 100s of millions of dollars with traditional suppliers and really have a situation where they have absolutely different versions of packages running all over the place and now they want us to come in and help clean that up to put a single instance to have a standard template and roll it out. So I would say it is things like template definition, roll outs, product support from India, and essentially helping them to clean up the mess they have.

Mr. Choudhary: And I was also thinking, you know, package applications are good for step, have you thought about taking the next step and also, you know, forming some more strong alliances with system management companies like say Computer Associates, BMC or may be IBM in terms of            (not audible), any thoughts on those?

Nandan Nilekani: We actually are in discussions with couple of the people you have mentioned.

Mr. Choudhary: And lastly it seems like the investment you are making in the facility in Mysore is quite exciting, is it your global training center or would it be just regional, when I say global center I mean will the Consulting arm that is going to be created in US will also get trained in that facility and your expansion into Mauritius and probably China are also going to be trained there, how do you see that being executed?

Mohandas Pai: It will be a global training center for China and Mauritius and India, as far as consultants goes, let me ask Steve.

Steve Pratt: One of our key strategies for keeping our consulting rates low is in keeping our costs low, as to leverage as much of the existing infrastructure as possible, and I think getting to our consultants getting to know the awesome capabilities of Infy are very important and I think that is a great opportunity, I mean, if you have seen the facilities they are really amazing. So, yes, we would plan on using those resources. We are still putting the details around all the training, but yes, we would.

Mr. Choudhary: Thank you.

Sandra: The next question is from Edward Castle from            (not audible) Securities. Please take your question.

Edward: Thank you. I was curious if you could elaborate more on what is going on in the BPO market, first IBM now Citigroup, wondering what else you are (not audible) whether that is going to change your philosophy of this sort of cautious approach to BPO?

Akshay Bhargava: This is Akshay Bhargava, the first thing to understand is that our BPO strategy is not a call center strategy, and what you have seen with IBM is, IBM is possibly the second largest call center in the country. So in terms of the work that was being done by the company bought by IBM and the work being done by us is quite, quite different. It is also quite evident because in the pipeline deals that we have got, that is not a company we use to see quite often as competition, but having IBM come in I guess will change it somewhat. It will be interesting to see. One of the things I think will definitely start happening is the rates will start going up, which is good for us.

Basab Pradhan: I think competitively it really does not make any difference to us. I think two things, one is, I think it just validates again and again in the minds of our customers that the outsourcing is going to be here and once the concept is validated then obviously they would like to know who are the real guys who deliver outsourcing, in that sense, I think it is good news for us. Second, as US companies invest more in India, I think it simply increases the bonding between US and Indian companies, and therefore helps us to improve the outsourcing backslash, so all in all I think it is good for us.

Edward: Can you talk a little bit more about your pipeline, particularly in the US, what you are saying and any implications of extended sales cycle given all of the political noise and headlines?

Basab Pradhan: Okay, I answered the similar question earlier. We do not see really any impact on pipeline or decision making from whatever is happening this year in the US because of the elections and jobless recovery and so on. However, we do sense that clients and prospects want to tread cautiously especially on the changed management issues internally as well as how they address this from an external PR perspective, but frankly, you know, it has now become so center stage, offshore global services, that there are some industries like financial services where, you know, CEOs are justifying this internally saying that the cost structure, the industry cost structure is changing because of the use of global services and if they did not do it themselves, they would become uncompetitive and that is where we like them to be.

Edward: Since maintenance work often implies moving jobs, and development might not, are you are seeing any uptake in the development pipeline?

Basab Pradhan: Well the development depends on IT spend trends because it corresponds to discretionary spend and we know that IT discretionary spend has been lower, and you know most of the effort in IT is to extract more value out of baseline spend and then divert that money to discretionary spend. So far, you know, if you look at the fiscal year, we grew by 25.7% in development and 30.1% in maintenance, I think that largely reflects our growing market share in both these service offerings. This year we think we will see an uptake in discretionary spend perhaps a very small one which should play nicely into our enterprise solutions business as well as development reengineering.

Edward: Last question, can you talk a little bit about the visa constrains, particularly with the H1, and if that has impacted your business or may impact your business in the coming months?

Kris Gopalakrishnan: You are really talking about Visa situation right?

Edward: Yes.

Kris Gopalakrishnan: See, we have sufficient number of visas, for example we have 7800 visas, at any point of time probably about 3000 people would be in the US on short-term visits and things like that. Obviously, you know, we are watching the situation, if the numbers are not increased sometime in the future, you know, we would have to look at recruiting more locally or looking at converting some of these people to permanent residence and things like that, but right now this is not an issue for us.

Edward: Thank you.

Sandra: The next question is from            (name not audible) from Discovery Capital Management. Please take your question.

Male participant: Good morning gentleman or good afternoon is it. I have three questions if you could comment briefly on all of them, number 1 relates to IT cycle in the US, and how do you think we should be thinking in terms of volume growth, is it in terms of the purely acceleration of the outsourcing trend, or in terms of cyclic curve IT budget growth, or you know, in any other terms, that is number one. Number 2 is, you mentioned in your press release and I think it was the first time that you actually had a deal with one of the software developers here in the US who started outsourcing their work to you, is it time to suppose say that this could be a substantial or significant part of your growth going forward, and you know, to what extent do you see it is a potential opportunity. Number 3 is given the huge disappointment yesterday, you know, granted they had their own reasons for disappointment on the results, but can you sort of see clear differentiation between the tier two companies and tier one being yourselves in terms of capturing the market share of the outsourcing business, and is this gap widening or is it staying the same, what is going on in there, thanks a lot in advance.

Kris Gopalakrishnan: Our growth is primarily coming from our traditional business, our relationship which we have built over many years, companies looking at outsourcing part of their IT, not their entire IT to offshore companies or to IT services companies with the global delivery model capability. The large outsourcing deals which involved taking over employees or taking over capital assets, we are looking at it, we are bidding on some of them but, you know, we are yet to win anything significant in that area. So the growth is coming from our traditional business, repeat business continues to be, it was 89%, 88 point something, 89%, so continues to be very high for us. Traditionally it has been 85% plus and that continues to be there. For the second question, we have worked with software product companies, hardware manufacturers for several years now. Actually for the past 10+ years, you know, the likes of telecom product companies or software product companies, we had just announced one this quarter that is all but this has been a service for us for many years. Approximately about slightly less than 10% of our revenues come from this area. Now Progeon itself has grown 400% this quarter and it is one of the fastest growth areas for us and I think it is probably the fastest amongst the Indian companies, in that sense I would not say that it has grown slowly at all.

Male participant: Okay and what about differentiation and sort of relative market share gains, between tier one and tier two players? Hello?

Basab Pradhan: Yeah, yeah, we are just.... What we are doing, you know, I just wanted to go back also to what Kris said about large deals because that is where really we will bump up against tier 1 players both on the consulting and system integration side and the outsourcing side. On the consulting and system integration side, Infosys consulting is our answer to how we are going to compete against global consulting system integrators. We think we will be able to differentiate ourselves by putting together the next generation model for consulting and system integration, which is intrinsically built on a global delivery model. It brings together the worlds best consultants and an excellent global delivery model to deliver value, which clients have forgotten what it feels like. On the outsourcing side, we actually have a point of view on large-scale outsourcing which is that, again, today clients are not getting the value that they should be. So our differentiation there is going to be more in terms of a different model of outsourcing which is based purely on the global delivery model which is based on treating IT as a strategic competitive advantage for businesses and not something that you abdicate and hand over to an outsourcer which is the typical model for large scale outsourcing today. So that is the outsourcing model that we will be taking to the market. We already have a huge amount of success with our existing clients in that very same model, so we are very confident that we have the answers to that as well.

Nandan Nilekani: I think basically I think the landscape has changed because the important thing that has happened over the last one year is the complete and total acceptance by everybody in the market place that this business model is a future, and I think all these deals you see with multinationals expanding their presence is really an acknowledgment that this is the future model, and we believe that we have the brand and the market share and the mind (not audible) to take it forward, and all the investments we are doing whether it is in strategic outsourcing or consulting are really to develop that company of the future which we think combines the best of global model which we have with the best of world class consulting and outsourcing.

Male participant: In terms of modeling your growth going forward I mean how much of the current acceleration or pick up do you attribute to cyclic forces versus secular drivers, and you know, what should it be, lets say, 12 to 24 months forward, I mean, clearly you are factoring in some slow down in the volume growth, but how should we be thinking about that?

Nandan Nilekani: You know, when we talked about on a billion dollars how we are going to grow at 30% in dollar terms, we are not assuming any outsourcing and revaluing in that revenue, it is really from secular growth with our existing customers.

Male participant: Okay, thank you so much.

Sandeep Shroff: This is Sandeep Shroff again, ladies and gentleman, this marks the end of our call, if there are any follow up questions you can e-mail them to us or call us. I would like to hand the floor to Bangalore for any closing comments.

(unidentified): Thank you folks. Thanks ladies and gentleman for participating in this call. We will look forward to speaking with you during the course of this quarter and then after that when we announce the results of the current quarter in early July. Thanks and have a great day. Bye bye.

Sandra: Ladies and gentleman, this concludes today’s teleconference. Thank you for participating. You may now disconnect.